Exhibit 99.1

GREENBROOK TMS REPORTS FISCAL 2022 operational and FINANCIAL RESULTS

April 17, 2023 – Toronto, Ontario – Greenbrook TMS Inc. (NASDAQ: GBNH) (“Greenbrook” or the “Company”), today announced its fourth quarter 2022 (“Q4 2022”) and year-end 2022 (“Fiscal 2022”) operational and financial results. All values in this news release are in United States dollars, unless otherwise stated.

FISCAL 2022 OPERATIONAL AND FINANCIAL HIGHLIGHTS

•	Fiscal 2022 revenue increased by 32% to $69.1 million, up $16.9 million as compared to 2021 fiscal year-end (“Fiscal 2021”), predominately due to the completion of the acquisition of Check Five LLC (doing business as “Success TMS”) (“Success TMS”) in the third quarter of Fiscal 2022 and the completion of the acquisition of Achieve TMS East, LLC and Achieve TMS Central, LLC (“Achieve TMS East/Central”) in the fourth quarter of Fiscal 2021 (“Q4 2021”).

•	Patient starts increased by 44% to 9,253 as compared to Fiscal 2021 and treatment volumes increased by 38% to 312,940 as compared to Fiscal 2021, which increases were also attributable to the acquisitions of Success TMS and Achieve TMS East/Central.

•	Fiscal 2022 resulted in an entity-wide regional operating loss of $2.1 million. The loss for the period and comprehensive loss during Fiscal 2022 was $62.4 million, predominately due to the impairment loss of $20.7 million recognized which was necessitated by the Restructuring Plan (as defined below) and current market conditions. Despite the impairment charges, the Company believes it can improve its financial circumstances through the previously- announced Restructuring Plan.

•	The Company continued the roll-out of its Spravato® (esketamine nasal spray) offering at select treatment centers (“Treatment Centers”) to diversify its offering to patients. As of December 31, 2022, the Company has expanded its Spravato® offering to 42 Treatment Centers.

FOURTH QUARTER 2022 OPERATIONAL AND FINANCIAL HIGHLIGHTS

•	Q4 2022 revenue increased by 50% to a record $21.1 million, up $7.1 million as compared to Q4 2021. The increase was predominantly attributable to the acquisition of Success TMS completed in the third quarter of Fiscal 2022.

•	New patient starts increased by 67% to 2,779 as compared to Q4 2021 and treatment volumes increased by 58% to 96,789 as compared to Q4 2021. The increases were likewise predominantly attributable to the acquisition of Success TMS.

•	Q4 2022 resulted in an entity-wide regional operating loss of $0.1 million, despite an increase in marketing spend not translating into an expected proportionate increase in revenue. We believe the lessons learned in Q4 2022, in addition to the execution of near-term operational synergies through the Restructuring Plan, will allow us to optimize marketing spend during fiscal 2023.

RESTRUCTURING PLAN UPDATE

•	As previously announced, the Company has embarked on a comprehensive restructuring plan (the “Restructuring Plan”). The Restructuring Plan is aimed at focusing operations to the Company’s most profitable Treatment Centers across the United States. The purpose of the Restructuring Plan is to address liquidity concerns and allows us to achieve sufficient cost savings to satisfy operating cash requirements, debt obligations and remain in compliance with our debt covenants.

•	We expect that the Restructuring Plan will streamline patient engagement and delivery of care while reducing facility and logistical overhead. We also expect that the Restructuring Plan will enable Greenbrook to concentrate marketing spend on more effective outreach, while continuing to deliver quality care to patients in all of its current core markets.

•	As of the date of this press release, the Company has realized approximately $17 million in annualized recurring cost reductions through a significant reduction in headcount, and optimizing marketing spend through key learnings from the Company’s Q4 2022 marketing efforts. The Company will also continue to reduce recurring corporate, general and administrative expenses. These savings will be fully reflected starting late in the second quarter of fiscal 2023 going into the third quarter of fiscal 2023 as the costs related to executing these savings dissipates.

•	We believe the Company is on track to achieve the previously announced target of $22 million to $25 million in cost reductions once the Restructuring Plan is fully implemented.

Bill Leonard, President and Chief Executive Officer of Greenbrook commented:

“Despite facing some recent turbulence, we believe mental health remains a key focus in the United States and the unmet demand for treatments remains at an all-time high. We continue to offer innovative solutions for this unmet need and our leadership position and nationwide footprint continues to serve as a valuable platform to bring the needed help to patients. We are particularly excited about the roll-out of our Spravato® program where we have more than tripled our footprint during Fiscal 2022. We continue to make progress on the Restructuring Plan and showed resilient performance in the core regions of the business throughout Fiscal 2022. Through execution of the Restructuring Plan, we believe that we are now also well positioned to reduce the business cost structure sufficiently to operate profitably.”

SELECTED ANNUAL AND QUARTERLY FINANCIAL AND OPERATING RESULTS (1)

Selected Financial Results

(US$)	Q4 2022 (unaudited)	Q4 2021 (unaudited)	Fiscal 2022 (audited)	Fiscal 2021 (audited)
Total revenue	21,076,886	14,047,452	69,104,446	52,198,084
Regional operating income (loss)	(141,846)	43,741	(2,100,442)	(277,981)
Loss before income taxes	(30,283,936)	(6,833,240)	(62,424,739)	(24,859,918)
Loss for the year and comprehensive loss	(30,283,936)	(6,833,240)	(62,424,739)	(24,859,918)
Loss attributable to the common shareholders of Greenbrook	(30,179,216)	(6,831,859)	(61,726,474)	(24,751,488)
Net loss per share (basic and diluted)(2)	(1.22)	(0.34)	(2.66)	(1.60)

Notes:

(1)	Please note that additional selected consolidated financial information can be found at the end of this press release.
(2)	On January 12, 2021, the shareholders of the Company approved a special resolution for an amendment to the Company’s articles and authorized a consolidation (the “Share Consolidation”) of the Company’s outstanding common shares (“Common Shares”) on the basis of one (1) post-consolidation Common Share for every five (5) pre-consolidation Common Shares. The Share Consolidation was completed on February 1, 2021. The Company has retrospectively presented net loss per share calculations reflecting the number of Common Shares outstanding after giving effect to the Share Consolidation.

Selected Operating Results

	As at December 31,	As at December 31,
(unaudited)	2022	2021
Number of active Treatment Centers(1)	183	147
Number of Treatment Centers-in-development(2)	0	2
Total Treatment Centers	183	149
Number of management regions	18	15
Number of TMS Devices installed	345	234
Number of regional personnel	495	386
Number of shared-services / corporate personnel(3)	134	44
Number of providers(4)	225	135
Number of consultations performed(5)	27,831	14,108
Number of patient starts(5)	9,253	6,429
Number of treatments performed(5)	312,940	226,286
Average revenue per treatment(5)	$221	$231

Notes:

(1)	Active Treatment Centers represent Treatment Centers that have performed billable services during the applicable period.
(2)	Treatment Centers-in-development represents Treatment Centers that have committed to a space lease agreement and the development process is substantially complete.
(3)	Shared-services / corporate personnel is disclosed on a full-time equivalent basis. The Company utilizes part-time staff and consultants as a means of managing costs.
(4)	Represents physician partners that are involved in the provision of services from our Treatment Centers.
(5)	Figure calculated for the applicable period ended.

For more information, please refer to the Management’s Discussion & Analysis of Financial Condition and Results of Operations and the consolidated financial statements of the Company for the fiscal years ended December 31, 2022, 2021 and 2020. These documents, and the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2022 (the “Annual Report”), will be available on the Company’s website at www.greenbrooktms.com, under the Company’s SEDAR profile at www.sedar.com and under the Company’s EDGAR profile at www.sec.gov. Shareholders may receive a hard copy of the Annual Report free of charge upon request.

MANAGEMENT CEASE TRADE ORDER

On March 29, 2023, Greenbrook announced that it had submitted an application to the Ontario Securities Commission (the “OSC”) for the implementation of a management cease trade order (the “MCTO”) under National Policy 12-203 – Management Cease Trade Orders in connection with its default with respect to not having filed its Annual Report, which includes the Company’s annual consolidated financial statements as at and for the year ended December 31, 2022, the related management’s discussion and analysis, the Company’s annual information form, and CEO and CFO certificates relating to the audited annual financial statements, as required by National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings (collectively, the “Required Documents”) by the prescribed filing deadline in Canada of March 31, 2023. On April 5, 2023, the OSC granted the MCTO, which will remain in place until two full business days after the Company files the Required Documents and restricts trading by Bill Leonard, Greenbrook’s President and Chief Executive Officer, and Erns Loubser, Greenbrook’s Chief Financial Officer, in securities of Greenbrook.

As Greenbrook has now filed the Required Documents, it is expected that the MCTO will be revoked two full business days after today.

The Company applied for the MCTO as an alternative to the imposition by the OSC of a general cease trade order. The MCTO prevents the persons named in the order from trading in Greenbrook’s securities, but does not affect the ability of other shareholders, including the public, to trade in securities of Greenbrook.

CONFERENCE CALL AND WEBCAST

Fourth Quarter and Year End 2022 Conference Call Details:

Bill Leonard, President and Chief Executive Officer, and Erns Loubser, Chief Financial Officer, will host a conference call at 10:00 a.m. (Eastern Time) on April 18, 2023 to discuss the financial results for the fourth quarter and year end.

Toll Free North America: 1-888-396-8049

Toronto: 416-764-8646

Webcast:

For more information or to listen to the call via webcast, please visit:

www.greenbrooktms.com/investors/events.htm

For those that plan on accessing the conference call or webcast, please allow ample time prior to the call time.

Conference Call Replay:

Following the live call, a replay will be available on the Investor Relations section of the Company’s website and www.greenbrooktms.com/investors/events.htm

About Greenbrook TMS Inc.

Operating through 133 Company-operated treatment centers (following completion of the Restructuring Plan), Greenbrook is a leading provider of Transcranial Magnetic Stimulation (“TMS”) and Spravato® (esketamine nasal spray), FDA-cleared, non-invasive therapies for the treatment of Major Depressive Disorder (“MDD”) and other mental health disorders, in the United States. TMS therapy provides local electromagnetic stimulation to specific brain regions known to be directly associated with mood regulation. Spravato® is offered to treat adults with treatment-resistant depression and depressive symptoms in adults with MDD with suicidal thoughts or actions. Greenbrook has provided more than one million treatments to over 30,000 patients struggling with depression.

For further information please contact:

Glen Akselrod

Investor Relations

Greenbrook TMS Inc.

Contact Information:

investorrelations@greenbrooktms.com

1-855-797-4867

Cautionary Note Regarding Forward-Looking Information

Certain information in this press release, including, but not limited to, information with respect to the Company’s future financial or operating performance, the Company’s expectations regarding the impact of the acquisition of Success TMS and the Restructuring Plan on our business, the continued roll-out of the Spravato® offering at additional Treatment Centers and its potential to enhance profit margins and diversify total revenue, and the expected revocation of the MCTO, constitute forward-looking information within the meaning of applicable securities laws in Canada and the United States, including the United States Private Securities Litigation Reform Act of 1995. In some cases, but not necessarily in all cases, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects” or “does not expect”, “is expected”, “an opportunity exists”, “is positioned”, “estimates”, “intends”, “assumes”, “anticipates” or “does not anticipate” or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might”, “will” or “will be taken”, “occur” or “be achieved”. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding future events.

Forward-looking information is necessarily based on a number of opinions, assumptions and estimates that, while considered reasonable by the Company as of the date of this press release, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including, but not limited to, macroeconomic factors such as inflation and recessionary conditions, substantial doubt regarding the Company’s ability to continue as a going concern due to recurring losses from operations; inability to increase cash flow and/or raise sufficient capital to support the Company’s operating activities and fund its cash obligations, repay indebtedness and satisfy the Company’s working capital needs; inability to satisfy debt covenants under the Company’s credit facility and the potential acceleration of indebtedness; the possible failure to complete the Restructuring Plan on terms acceptable to the Company or its suppliers (including Neuronetics, Inc.), or at all; risks relating to the Company’s ability to realize expected cost-savings and other anticipated benefits from the Restructuring Plan; risks related to the Company’s negative cash flows, liquidity and its ability to secure additional financing; increases in indebtedness levels causing a reduction in financial flexibility; risks relating to the Company’s dependence on Neuronetics, Inc. as its exclusive supplier of TMS devices; and other factors described in greater detail in the “Risk Factors” section of the Company’s Annual Report, and in the Company’s other materials filed with the Canadian securities regulatory authorities and the United States Securities and Exchange Commission from time to time, available at www.sedar.com and www.sec.gov, respectively. These factors are not intended to represent a complete list of the factors that could affect the Company; however, these factors should be considered carefully. There can be no assurance that such estimates and assumptions will prove to be correct. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company expressly disclaims any obligation to update or alter statements containing any forward-looking information, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law.

Selected Consolidated Financial Information

(audited) (US$)	Fiscal 2022	Fiscal 2021	Fiscal 2020
Total revenue	69,104,446	52,198,084	43,129,179

Direct center and patient care costs	35,587,444	27,592,735	21,743,256
Regional employee compensation	16,651,595	12,278,518	9,798,901
Regional marketing expenses	10,807,453	6,765,806	6,446,798
Depreciation	8,158,396	5,839,006	5,708,210
Total direct center and regional costs	71,204,888	52,476,065	43,697,165
Regional operating income (loss)	(2,100,442)	(277,981)	(567,986)
Center development costs	660,355	862,386	529,933
Corporate employee compensation	16,185,688	13,145,385	10,195,949
Corporate marketing expenses	628,145	623,560	1,030,196
Transaction costs	1,265,225	426,006	-
Other corporate, general and administrative expenses	8,157,645	6,472,003	3,919,216
Share-based compensation	347,787	879,439	591,384
Amortization	1,358,213	555,000	463,332
Interest expense	8,724,412	4,761,443	2,806,286
Interest income	(12,250)	(14,689)	(20,990)
Earn-out consideration	-	-	10,319,429
Loss on extinguishment of loan	2,331,917	-	-
Forgiveness of loan payable	-	(3,128,596)	-
Impairment loss	20,677,160	-	-
Loss before income taxes	(62,424,739)	(24,859,918)	(30,402,721)
Income tax expense	-	-	-
Loss for the year and comprehensive loss	(62,424,739)	(24,859,918)	(30,402,721)
Income (loss) attributable to non-controlling interest	(698,265)	(108,430)	(739,181)
Loss attributable to the common shareholders of Greenbrook	(61,726,474)	(24,751,488)	(29,663,540)
Net loss per share (basic and diluted) (1)	(2.66)	(1.60)	(2.32)

Note:

(1)	The Company has retrospectively presented net loss per share calculations reflecting the number of Common Shares outstanding after giving effect to the Share Consolidation.

	Q4 2022	Q3 2022	Q2 2022	Q1 2022	Q4 2021	Q3 2021	Q2 2021	Q1 2021
(unaudited)(US$)
Revenue	21,076,886	20,752,105	14,210,309	13,065,146	14,047,452	13,130,245	13,707,212	11,313,175
Regional operating income (loss)	(141,846)	(849,472)	(71,075)	(1,038,049)	43,741	249,057	921,339	(1,492,118)
Net loss attributable to common shareholders of Greenbrook	(30,179,216)	(16,361,426)	(7,347,849)	(7,837,983)	(6,831,859)	(3,517,250)	(6,775,825)	(7,626,554)
Net loss per share – Basic(1)	(1.22)	(0.59)	(0.41)	(0.44)	(0.34)	(0.22)	(0.48)	(0.56)
Net loss per share – Diluted(1)	(1.22)	(0.59)	(0.41)	(0.44)	(0.34)	(0.22)	(0.48)	(0.56)

Note:

(1)	The Company has retrospectively presented net loss per share calculations reflecting the number of Common Shares outstanding after giving effect to the Share Consolidation.